Filed by: Sovereign Bancorp, Inc.
This communication is filed pursuant to Rule 425 under
the Securities Act of 1933, as amended.
Subject Company: Sovereign Bancorp Inc.
Commission File Number: 1-16581
Date: November 12, 2008

SOVEREIGN TODAY

November 2008 · vol 8, issue 8

SANTANDER: A Customer-Focused Global Powerhouse

From its modest beginnings in 1857 as a small bank in Spain catering to trans-Atlantic trade, Santander has grown into an international powerhouse. So much so that it recently was bestowed the title "Best Bank in the World" by *Euromoney* magazine in 2008 – the second time in four years that it has achieved this distinction.

Not content to rest on its laurels, Santander is extending its global enterprise in 40 countries to the United States, where it has agreed to acquire Sovereign Bancorp, Inc. Under the astute direction of Emilio Botín – whose family has played a leadership role in Santander since the 1920s – the bank has maintained a position of strength, even during these challenging economic times.

It draws its strength from a unique, five-pillar business model: commercial banking through the biggest branch network in international banking; geographical diversification; prudent risk management; the very latest technology in the service of commercial efficiency; and capital discipline and the best management team. And its focus is on retail banking, rather than investment banking, which has helped it weather the current financial storm.

Ranked the fifth largest bank in the world by profits, Santander has $1.2 trillion in deposits and customer funds under management. The bank has more than 170,000 employees who serve 80 million customers through more than 13,000 branches and 35,000 ATMs.

Santander's emergence as a force in international banking did not occur overnight. Instead, it has taken decades of disciplined risk, coupled with shrewd acquisitions, to reach this level.

Looking back, the early 1900s was when Santander first started growing its capital and doubling its balance sheet. A network of bank branches was established in the 1920s and Santander expanded beyond the boundaries of the province where it had been founded.

By the 1940s, Santander set out to achieve growth through acquisitions in its homeland. Numerous banks were purchased throughout Spain, including rival Banco Mercantil in the city of Santander, until it made its first international foray in 1960 with the acquisition of Banco del Hogar Argentino in Argentina.

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Santander's headquarters are located in Santander City, near Madrid, Spain, where 6,800 people work today.

EMILIO BOTÍN,
Santander Chairman



ALFREDO SÁENZ,
Santander Chief Executive Officer

LEADING THE WAY:
Santander's Emilio Botín and Alfredo Sáenz

Emilio Botín joined Santander in 1958. After holding key positions he became Chairman of Banco de Santander, at the time Spain's sixth largest bank, in 1986. Under Mr. Botín, the bank has been transformed into a leading international financial institution, the largest bank in the euro zone and Latin America, with a presence in more than 40 countries.

Mr. Botín is the founder and chairman of the Universia Internet portal, which links 985 university communities worldwide. He is also chairman of the Marcelino Botín Foundation.

Alfredo Sáenz joined Santander in 1994 as a member of the Board and Chairman of Banesto. He became Chief Executive Officer of Grupo Santander in 2002 and had a key role in the Group's international expansion, helping to transform Santander into one of the most efficient and competitive banks in the world.

Sáenz has been a member of the International Advisory Board of London Business School and Chairman of the European Financial Management and Marketing Association.

A CUSTOMER-FOCUSED GLOBAL POWERHOUSE

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From there, the international buying trend continued in Latin America and Europe, with the Santander name spreading into such countries as Germany, Chile, Portugal, Uruguay and Puerto Rico.

The current Chairman, the third Emilio Botín to hold the position, took over the reins of the company in 1986 and further bolstered its position as a global player, leading acquisitions in Spain, Latin America and Europe. In 1999, he orchestrated the merger of Santander with Banco Central Hispano (founded in 1991 following the merger of Banco Central and Banco Hispanoamericano).

Today, Santander is considered a formidable bank and one of the most admired financial institutions in the world. It will solidify that reputation through its merger with Sovereign.

Santander *at a Glance*

- Founded in 1857; Celebrated 150th anniversary in 2007
- Headquartered in Madrid, Spain
- Named "Best Bank in the World" in 2008 and 2005 by *Euromoney* magazine
- $1.2 trillion in deposits and customer funds under management
- The fifth largest bank in the world by profit in 2007
- Santander's core earnings have increased for 15 straight quarters – or 3-1/2 years; It reported a 22 percent increase in first half profits this year
- A track record of successful acquisitions and operations in more than 40 countries
- The largest financial group in Spain and Latin America
- 13,000 branches and more than 35,000 ATMs
- 80 million consumer and business customers worldwide
- More than 2.8 million shareholders
- More than 170,000 employees worldwide
- Major global project is university education as the best way of supporting progress in the countries where Santander is present
- Santander built its own business model, which rests on the following pillars:
  - Focus on commercial banking through the biggest branch network in international banking
  - Geographical diversification
  - Prudent risk management
  - The very latest technology in the service of commercial efficiency
  - Capital discipline and the best management team

November 2008 SOVEREIGN TODAY | 3

Santander Across the Globe CONTINENTAL EUROPE Santander s i present in 16 countries in Contin ental Europe and is the euro zone’s largest bank by marketing capitalizatio n. t I is Spain ‘s leading retail bank and Portugal’s third big gest private-sector commercial bank by profits. t I also has high market shares in consumer finance in Spain , Germany, Italy and Poland. Santander’s busin ess model in Europe focuses on retail banking and has a solid technological platform, enabling t i to generate recurrent revenues wit h control ed costs. Profit growth quickened n i 2007, profitabili ty was higher and the cost/in come (efficie ncy) ratio was below 40 percent. UNITED KINGDOM Abbey is the UK’s second largest mortgage lending bank. It strengthened t i s range of products for individual customers in 2007, particula rly n i savings and current accounts, n i surance, personal lo ans and enhanced the qualit y of serv-ic e. It is also strengthening n i corporate, investment and private banking, cards and asset management, generating synergies and taking advantage of the Group’s global reach and experience. Abbey exceeded the targets of it s plan since becoming part of Grupo Santander n i 2004. It s attributable profit was more than EUR 1,200 mil il on in 2007 and it s efficiency ratio continued to im prove to belo w 50 percent. In Ju ly Santander and Alli ance & Leicester reached an agreement on the terms of a recommended offer by Santander to acquir e the entire share cap-it al of A&L. A&L, which will be n i corporated into the Group accounts durin g the fourth quarter of this year, has assets of £79,0 00 mil lion, £30,800 millio n n i deposits and £42,800 mil lio n in mortgages. A&L has 5.5 million customers and 254 branches. On Sept. 29th, Abbey acquired the deposits and distributio n channels of Brad-ford & Bingley, which in creased deposits in the Group accounts by £20,000 million from some 2.7 milli on customers n i a network of 197 branches and 141 points of sale n i third-party premises. Following these acquisitions, Santander has a market share of 10 percent of U.K. deposits and 13 percent of mortgages in the U.K . Abbey s i third n i deposits with 1,300 branches and 25 million customers. LATIN AMERICA Santander has had a presence in Latin Americ a for more than 60 years. It is present n i nine countries and has le ading positions in the region’s three main economie s: Brazil, Mexico and Chile. Santander double d it s presence n i Brazil n i 2007 wit h the acquisition of Banco Real. This purchase brought the total number of Santander branches and banking services poin ts n i the country to 4,000 and makes Santander the third a l rgest bank by loans and the second by customer deposits. Furthermore, the Bank continues to in vest in expanding t i s distribution capacity n i the regio n, with more branches, ATMs and staff at the service of it s customers. 4 | SOVEREIGN TODAY November 2008

Additional Information About This Transaction
In connection with the proposed transaction, Santander will file with the SEC a Registration Statement on Form F-4 that will include a proxy statement of Sovereign that also constitutes a prospectus of Santander. Sovereign will mail the proxy statement/prospectus to its shareholders. Sovereign urges investors and security holders to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov).
Proxy Solicitation
Santander, Sovereign and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from shareholders in favor of the transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the shareholders in connection with the proposed transaction will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Santander’s executive officers and directors in its annual report on Form 20-F filed with the SEC on June 27, 2008. You can find information about Sovereign’s executive officers and directors in its definitive proxy statement filed with the SEC on March 24, 2008. You can obtain free copies of these documents as described above.